

Joshua Host · 2nd
CEO at Thrivelab

Los Angeles, California, United States · Contact info

500+ connections



Thrivelab

Pepperdine Graziadio Business School

1 mutual connection: Derek Distenfield

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About

Joshua Host is a mission driven founder with a track record of creating over $240 million in real estate development projects, hotels, call centers and tech ventures.

Starting in 2001, Joshua was a securities broker for a California based broker dealer, holding his Series 22 and 63 licenses while raising capital for public and private placements in the entertainment space. In addition to fundraising Joshua held a California Sales Person license and raised debt for developers, and investors.

In 2005, Joshua started a real estate company that focused on re-positioning distressed assets and was named one of the fastest growing private companies in Orange County in 2008/2009.

In 2006, Joshua co-founded a 150 seat call center in Bogota Colombia that managed customer acquisition accounts for 22 companies in 9 countries.

In 2008, Joshua created a community home ownership program which offered over 500 redeveloped homes nationwide to low income families with seller financing for less than they pay in rent.

In 2011, Joshua Co-founded Urban Village, a mixed use land development company dedicated to developing projects in urban infill locations that support the live-work-play revolution.

In 2015, Joshua founded Mariachi Cover Band, an experiential space development company, specializing in adaptive reuse of mixed-use buildings for long term hold.

In 2017, Joshua founded Antiresort, a hospitality development company that acquires, develops and manages international resorts that drip authenticity and adventure. Antiresort has two operating projects and is actively seeking new locations.

In 2020, Joshua founded Thrivelab, a concierge medicine and healthech platform on a mission to make hormone health accessible and affordable nationwide.

Joshua is the founder of the Mizata English Academy, that provides English classes for El Salvadoran youth and co-founder of the Street Artist in Residence Program, that provides 30-90 day residencies for international street artists. Joshua obtained his MBA, Cum Laude at Pepperdine University.

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Experience

CEO
Thrivelab
Jun 2020 - Present · 2 yrs 9 mos
Los Angeles Metropolitan Area

Thrivelab weaves lab diagnostics, telemedicine, organic supplements and anti-aging therapies into a personalized longevity plan to optimize healthspan and performance for good humans.

CEO
Antiresort
Feb 2016 - Present · 7 yrs 1 mo
Mizata, El Salvador

Antiresort combines 5 star amenities with the authenticity of a jungle camp. Celebrating life with spontaneous high and low experiences, translating into a transformational experience.

CEO
Mariachi Cover Band
Apr 2015 - Present · 7 yrs 11 mos
San Clemente, CA

Mariachi Cover Band is free from the bondage of sanitized expectations. Liberated from the design by proforma philosophy that has created soulless stucco boxes clogging our landscape. In its pla ...see more

Managing Member
Host Partners, LLC
Oct 2007 - Apr 2020 · 12 yrs 7 mos

Real estate investment and development firm with a focus on Southern California.

Co-Founder & Principal
Urban Village
Feb 2011 - Apr 2016 · 5 yrs 3 mos
Newport Beach, California, United States

Urban Village is a land development company specializing in mixed-use and multifamily projects in high density, urban markets in Southern California. Currently four projects under development.   ...see more

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Education

 **Pepperdine Graziadio Business School**

 **Pepperdine Graziadio Business School**
Master of Business Administration (M.B.A.), MBA
2012 – 2013
Grade: Graduated Cum Laude

Skills

Real Estate Economics
 Endorsed by Kip Ralston and 2 others who are highly skilled at this
 51 endorsements

Leases
 43 endorsements

Acquisitions
 40 endorsements

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Recommendations

Received   Given

 **Terry Priester** · 3rd
Freelance consulting
October 17, 2016, Terry was Joshua's client

As you can see from his very impressive resume and supportive words of him from others Joshua is more the a success in his own rite he is also a kind regular person that is and has been there for people in their most desperate time of need, I wish Joshua and his family all the best an where ever life takes him he is a truly honest , thoughtful kind person, Personally my life has been changed for the better beca ...see more

 **Thomas McPherson** · 3rd
Co-Founder / Managing Partner at DO Income Fund, LLC
November 15, 2013, Thomas worked with Joshua but they were at different companies

Josh is an incredibly driven individual who seeks out knowledge and has the persistence to outlast anything. He is constantly innovating what modern concepts of work-live means along with how collaborative efforts should be. If I was to ever trust someone to accomplish a project it would be Mr. Host. An excellent businessman, father, and friend.

 **Juan Mares** · 3rd
Technical Support Specialist at Throughput Inc
March 1, 2013, Juan reported directly to Joshua

Joshua is very good at creating solid strategies and processes to achieve his business objectives.

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Courses

Financial Analysis for Commercial Investment Real
CI 101

Market Analysis for Commercial Investment Real Est
CI 102

Projects

San Juan Hotel & Villas
Jan 2013 – Present
 Associated with Urban Village

(Show project ☒)

Location: 31878 Camino Capistrano, San Juan Capistrano, 92675
Transformed to a past time, surrounded by urban fabric and landscaped with character. The Historic T ...see more

Other creators



Urban Village | Long Beach
Jun 2011 – Present
 Associated with Urban Village

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216,000 square foot mixed use project in Downtown Long Beach. Consisting of 129 residential units and 7,000 square feet of retail.

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Urban Village | South Park
Jun 2011 – Jan 2014
 Associated with Urban Village

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100 unit multifamily development in South Park neighborhood of Downtown LA.

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Interests

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